UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

30 July 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

30 July 2024

BHP and Lundin Mining to acquire Filo Corp. and form a 50/50 joint venture to progress the Filo del Sol and Josemaria projects

BHP and Lundin Mining Corporation (Lundin Mining) have agreed to jointly acquire 100% of Filo Corp., a Toronto Stock Exchange (TSX) listed company, through a Canadian plan of arrangement (Filo Acquisition). Filo Corp. owns 100% of the Filo del Sol (FDS) copper project.

BHP and Lundin Mining have also agreed to form a 50/50 joint venture to hold the FDS and Josemaria projects (Joint Venture) located in the Vicuña district of Argentina and Chile (together with the Filo Acquisition, the Proposed Transaction). Lundin Mining owns 100% of the Josemaria project. The Joint Venture will create a long-term partnership between BHP and Lundin Mining to jointly develop an emerging copper district with world-class potential.

BHP’s total cash payment for the Proposed Transaction is expected to be approximately US$2.1 billion.

Mike Henry, Chief Executive Officer of BHP said:

“The proposed transaction builds on a multi-year relationship between BHP and the Lundin Group of companies through which we have developed a strong understanding of the resource potential of the Vicuña district and the possible pathways for development of the Filo del Sol and Josemaria projects.

This transaction aligns with BHP’s strategy to acquire attractive early-stage copper projects and enter into strategic partnerships with parties where complementary skills and experience can deliver long-term economic and social value.

The joint venture with Lundin Mining will advance the development of the Vicuña district, which offers the potential to become a major contributor to the economy of Argentina for decades to come. At the same time, by partnering with Lundin Mining, BHP is continuing to invest in the growth of a robust mining sector in Canada.”

Summary of the Proposed Transaction

Filo Corp. Acquisition

BHP and Lundin Mining have agreed to jointly acquire Filo Corp. for total consideration of approximately C$4.1 billion, or C$33.00 per Filo Corp. share. This represents a premium of 32.2% to Filo Corp.’s 30-day volume weighted average price on the TSX for the period ending 11 July 2024, being the day before press speculation of a transaction, and a premium of 12.2% to Filo Corp.’s last closing price on the TSX on 29 July 2024.

Filo Corp. shareholders may choose to receive cash, Lundin Mining shares or a combination of cash and Lundin Mining shares. BHP’s share of the consideration for the Filo Acquisition will be approximately C$1,908 million (US$1,377 million) in cash. Lundin Mining’s share of the consideration for the Filo Acquisition will be approximately C$859 million in cash and C$1,289 million in Lundin Mining shares.

The Filo Acquisition will be implemented by a court-approved plan of arrangement under the Canada Business Corporations Act and will require approval by Filo Corp. shareholders in accordance with applicable Canadian corporate and securities laws.

The Board of Directors of Filo Corp. unanimously recommends (excluding certain directors who are required to abstain from voting) that the shareholders of Filo vote in favour of the Filo Acquisition.

Each of the directors and senior officers and certain other shareholders of Filo Corp., representing in aggregate approximately 35% of the issued and outstanding shares of Filo Corp., have entered into voting support agreements and have agreed to vote in favour of the Filo Acquisition unless the Arrangement Agreement is terminated.

In connection with the Filo Acquisition, BHP and Lundin Mining have also agreed to subscribe for 3,484,848 common shares of Filo Corp. at a price of C$33.00 per share for aggregate gross proceeds of C$115 million (the Filo Share Placement) to provide interim financing to Filo Corp.

On closing of the Filo Acquisition, Lundin Mining and BHP will each own 50% of Filo Corp. and the FDS project.

Joint Venture

BHP and Lundin Mining have agreed to form the Joint Venture immediately following closing of the Filo Acquisition. Each of BHP and Lundin Mining would hold a 50% interest in the Joint Venture. Under the Joint Venture, the projects will be progressed in accordance with international industry standards to deliver economic and social value.

BHP would acquire 50% of the Josemaria project from Lundin Mining for cash consideration of approximately US$690 million, subject to certain purchase price adjustments (Josemaria Transaction).

BHP and Lundin Mining would each contribute their respective 50% interests in Filo Corp. and the Josemaria project into the Joint Venture.

Strategic rationale

Consolidating the FDS and Josemaria projects:

•

Facilitates development optionality at a district scale: The proximity of the FDS and Josemaria projects allows for infrastructure to be shared between the projects, with greater economies of scale and increased optionality for staged expansions, as well as the incorporation of future exploration as the district matures.

•

Accelerates development: Leverages the advanced stage of engineering and permitting at the Josemaria project to progress the combined FDS and Josemaria projects on a phased development timeline that recognises improving investment conditions in Argentina and the copper demands of the global energy transition.

The benefits of the Proposed Transaction to BHP include:

•	Aligned with BHP’s copper growth strategy: The transactions align with BHP’s strategy to acquire early-stage copper projects as one of the levers to increase its exposure to future facing commodities.

•

Access to an emerging copper district with significant potential: The large-scale, high-grade sulphide deposit at the FDS project is considered to represent one of the most significant copper discoveries globally in recent decades.

•

Entry to a highly prospective jurisdiction with an experienced partner: Establishment of BHP’s presence in Argentina would be supported by the Lundin Group which has over 30 years of experience operating in the country.

The benefits of the Proposed Transaction to Filo Corp. shareholders include:

•

Immediately crystallises value at a compelling premium: The Filo Acquisition provides Filo Corp. shareholders the opportunity to realise immediate value from the discovery of FDS at a compelling premium.

•

Continued exposure to the district: The Proposed Transaction provides a path to develop FDS to its full potential, backed by two experienced copper miners. Filo Corp. shareholders would have the ability to retain exposure to the district through shares in Lundin Mining.

Details on Filo Corp. and Lundin Mining

Filo Corp. owns 100% of FDS, which is an advanced-stage copper exploration project located along the border of the San Juan Province in Argentina and the Atacama Region of Chile. BHP acquired an initial 5% equity interest in Filo Corp. in March 2022, following the discovery of the high-grade Aurora Zone at FDS. BHP and Filo Corp. subsequently formed a joint advisory committee to share expertise, exploration concepts and discuss future project development. Since then, Filo Corp. has continued to expand FDS, extending the strike length of mineralisation to over 5 kilometres, with multiple reported drill intercepts over 1,000 metres grading more than 1.0% copper equivalent.

Lundin Mining is a diversified Canadian base metals mining company with operations and projects in Argentina, Brazil, Chile, Portugal, Sweden and the United States of America, primarily producing copper, zinc, gold and nickel. Lundin Mining owns 100% of the Josemaria project, which is an advanced-stage copper project, located approximately 10 kilometres from FDS in San Juan Province, Argentina. A feasibility study for the Josemaria project was completed in November 2020 and an Environmental Social Impact Assessment was approved by the Mining Authority of San Juan, Argentina in April 2022. The Josemaria project features favourable topography for the placement of infrastructure for the district, with expansion potential.

Further details of the Proposed Transaction

The Filo Acquisition and the Josemaria Transaction are inter-conditional, whereby completion of each transaction is dependent on completion of each of the other transactions. Lundin Mining shareholder approval is not required for the Proposed Transaction.

Filo Acquisition

BHP Investments Canada Inc., a wholly owned subsidiary of BHP Group Limited, and Lundin Mining have entered into a definitive agreement with Filo Corp. (the Arrangement Agreement) to jointly acquire 100% of Filo Corp.’s issued and outstanding common shares not already owned by BHP and Lundin Mining. The Arrangement Agreement also includes customary deal protections, including non-solicitation provisions that apply to Filo Corp. (subject to customary “fiduciary out” provisions), a right for BHP and Lundin Mining to match an unsolicited superior competing proposal to acquire Filo Corp., a termination payment of C$135 million payable by Filo Corp. (half payable to Lundin Mining and half payable to BHP) and a reverse termination payment of C$135 million payable (half by Lundin Mining and half by BHP) to Filo Corp.

In addition to Filo Corp. shareholder approval, completion of the Filo Acquisition is subject to customary Canadian court approvals, the receipt of applicable regulatory, securities authorities and stock exchange approvals, and other customary closing conditions.

Filo Corp. will prepare an information circular for its shareholders with further information regarding the Filo Acquisition.

Filo Share Placement

The Filo Share Placement will be funded equally by BHP (C$57.5 million) and Lundin Mining (C$57.5 million). On closing of the Filo Share Placement, BHP and Lundin Mining will own 7.1% and 1.7%, respectively, of Filo Corp.’s issued and outstanding shares.

The Filo Share Placement is not conditional on completion of the Filo Acquisition and is expected to complete on or before 12 August 2024.

Filo Corp. intends to use the proceeds from the Filo Share Placement to fund ongoing exploration and general working capital expenses.

Joint Venture

BHP and Lundin Mining have executed a term sheet which will form the basis for negotiation of the definitive Joint Venture agreement. BHP and Lundin Mining expect to enter into the Joint Venture by completion of the Proposed Transaction.

Indicative timetable

Closing is expected to occur in the first quarter of 2025 subject to satisfaction of the conditions to closing.

Advisors and Counsel

TD Securities Inc. is acting as financial advisor to BHP with Stikeman Elliot LLP acting as legal counsel.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary

Contacts

Media	Investor Relations
media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia
Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa
Neil Burrows	James Bell
+44 7786 661 683	+44 7961 636 432

North America
Megan Hjulfors
+403-605-2314

Americas	Americas
Renata Fernandez	Monica Nettleton
+56 9 8229 5357	+1 (416) 518-6293

BHP Group Limited
ABN 49 004 028 077
LEI WZE1WSENV6JSZFK0JC28
Registered in Australia
Level 18, 171 Collins Street
Melbourne
Victoria 3000 Australia
Tel: +61 1300 55 4757 Fax: +61 3 9609 3015
BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: July 30, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary